July 25, 2024

Douglas L. Kennedy
Chief Executive Officer
Peapack-Gladstone Financial Corporation
500 Hills Drive, Suite 300
Bedminster, NJ 07921

       Re: Peapack-Gladstone Financial Corporation
           Registration Statement on Form S-3
           Filed July 16, 2024
           File No. 333-280838
Dear Douglas L. Kennedy:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Scott Brown, Esq.